UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

Concurrent Computer Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

206710402

(CUSIP Number)

Vecima Networks Inc.

Peter Torn

General Counsel and Corporate Secretary 771 Vanalman Avenue

Victoria, British Columbia, Canada V8Z 3B8 Tel: +1-250-881-1982

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 206710402	Page 2 of 8 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vecima Networks Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,027,893 (See Item 5) (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,027,893 (See Item 5) (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,027,893 (See Item 5) (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5% (2)
14		TYPE OF REPORTING PERSON CO

(1)  An aggregate of 2,027,893 shares of Common Stock (the “Shares”) are subject to a Voting and Support Agreement, dated as of October 13, 2017 (the “Voting Agreement”), entered into by Vecima Networks Inc. (the “Reporting Person”) and certain stockholders of the Issuer (the “Stockholders”). The Reporting Person expressly disclaims beneficial ownership of the Shares subject to the Voting Agreement. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)   The calculation of the foregoing percentage is based on 9,894,103 shares of Common Stock of the Issuer issued and outstanding as of September 15, 2017, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2017, filed with the Securities and Exchange Commission (“SEC”) on September 20, 2017.

CUSIP No. 206710402	Page 3 of 8 Pages

SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), and voting rights thereto, of Concurrent Computer Corporation, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 4375 River Green Parkway, Suite 100, Duluth, Georgia 30096.

Item 2.	Identity and Background.

(a)	This Statement is being filed by and on behalf of Vecima Networks Inc. (the “Reporting Person”).

(b) – (c)

The Reporting Person is a Canadian corporation. The address of the Reporting Person’s principal office is 771 Vanalman Avenue, Victoria, British Columbia, Canada V8Z 3B8. The Reporting Person is a leading designer and manufacturer in the broadband cable and wireless network infrastructure market.

(d) – (f)

The name, business address, citizenship and present principal occupation or employment of each of the directors and executive officers of the Reporting Person as of the date hereof are set forth in Schedule A hereto, and are incorporated herein by reference.

Neither the Reporting Person, nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A hereto, has, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to, and subject to the terms and conditions contained in, the Voting Agreement described in Item 4 of this Statement, the Reporting Person may be deemed to have acquired beneficial ownership of the Shares (as defined below) by virtue of the execution of the Voting Agreement by the Reporting Person and certain Stockholders of the Issuer. Such Stockholders entered into the Voting Agreement as an inducement for the Reporting Person to enter into the Purchase Agreement described in Item 4 of this Statement. The Reporting Person has not paid any additional consideration to such Stockholders in connection with the execution and delivery of the Voting Agreement described in Item 4 of this Statement. The shares of Common Stock to which this Statement relates have not been purchased by the Reporting Purchaser, and thus no funds have been used for such purpose.

Item 4.	Purpose of Transaction.

On October 13, 2017, the Reporting Person entered into an Asset Purchase Agreement (the “Purchase Agreement”) with the Issuer. Pursuant to the Purchase Agreement, upon the terms and subject to the conditions thereof, if the transactions contemplated thereby are consummated, the Reporting Person will acquire all of the Issuer’s assets, and assume certain liabilities, primarily related to the Issuer’s “content delivery” business for a purchase price of $29 million (subject to an adjustment for net working capital) (the “Transaction”). The transactions contemplated by the Purchase Agreement, including the Transaction, will result in the sale of substantially all of the Issuer’s remaining operating assets relating to the Issuer’s “content delivery” business. The completion of the transactions contemplated by the Purchase Agreement, including the Transaction, are subject to customary closing conditions, including the approval of the Issuer’s stockholders.

CUSIP No. 206710402	Page 4 of 8 Pages

The description of the Purchase Agreement included in this Item 4 is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is filed as Exhibit 99.1 to this Schedule and is incorporated by reference herein.

As an inducement for the Reporting Person to enter into the Purchase Agreement, and in consideration thereof, JDS1, LLC, Wayne Barr, Derek Elder, Robert Pons, Warren Sutherland and Dilip Singh (together, the “Stockholders”), solely in their capacity as stockholders of the Issuer, entered into a Voting and Support Agreement, dated as of October 13, 2017 (the “Voting Agreement”) with the Reporting Person. Pursuant to the terms of the Voting Agreement, each Stockholder agreed with the Reporting Person, on a several and not joint and several basis, and not with each other, among other things: (i) that such Stockholder will vote (whether by proxy, written consent or otherwise) all of the shares of Common Stock beneficially owned by such Stockholder, including any shares acquired after the date of the Voting Agreement (the “Shares”), (A) in favor of the Purchase Agreement and the approval of the transactions contemplated thereby, including the Transaction, (B) against any action or proposal in favor of an Alternative Transaction (as defined in the Voting Agreement) and (C) against any action, proposal, transaction or agreement that would reasonably be likely to (1) result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Purchase Agreement, or of a Stockholder contained in the Voting Agreement, or (2) prevent, materially impede or materially delay the Issuer’s or the Reporting Person’s ability to consummate the transactions contemplated by the Purchase Agreement, including the Transaction; (ii) that such Stockholder shall not grant any proxy, consent or power of attorney, or enter into any voting agreement or voting trust, with respect to the Shares that is inconsistent with the terms of the Voting Agreement; and (iii) that, subject to certain exceptions, such Stockholder shall not sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of (each, a “Transfer”), or enter into any contract, option or other arrangement or understanding providing for the direct or indirect Transfer of any Shares. Each Stockholder has appointed the Reporting Person as its proxy and attorney-in-fact (with full power of substitution) to vote, on behalf of such Stockholder, the Shares in accordance with the terms of the Voting Agreement if such Stockholder has not furnished such proxy to the Issuer prior to the meeting at which such matters are to be considered.

The Voting Agreement terminates upon the earliest of (i) the consummation of the Transaction, (ii) the termination of the Purchase Agreement pursuant to its terms or the delivery of an Adverse Recommendation Change (as defined in the Purchase Agreement) by the board of directors of the Issuer, and (iii) the entry by the Issuer, without the prior written consent of the Stockholders, into an amendment or modification of the Purchase Agreement, or any written waiver of the Issuer’s rights under the Purchase Agreement made in connection with a request from the Reporting Person, in each case, which results in a material decrease in, or material change in the composition of, the Purchase Price (as defined in the Purchase Agreement).

The Reporting Person did not pay any consideration to the Stockholders in connection with the execution and delivery of the Voting Agreement. The purpose of the Voting Agreement is to increase the likelihood that the Transaction will be consummated.

The description of the Voting Agreement included in this Item 4 is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is filed as Exhibit 99.2 to this Schedule and is incorporated by reference herein.

Except as set forth in this Schedule or as contemplated by the Purchase Agreement and the Voting Agreement, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the other persons identified in Schedule A hereto, has any present plans or proposals which relate to or which would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 206710402	Page 5 of 8 Pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

As of the date hereof, the Reporting Person does not own any shares of Common Stock. However, for purposes of Rule 13d-3 under the Exchange Act, as a result of the Voting Agreement, the Reporting Person may be deemed to share with each of the Stockholders the power to vote, or to direct the voting of, the shares of Common Stock of such Stockholder covered by the Voting Agreement solely with respect to those matters described in the Voting Agreement.

Additionally, the Reporting Person may be deemed to share with the Stockholders the power to dispose, or direct the disposition, of the shares of Common Stock covered by the Voting Agreement solely to the extent the Voting Agreement restricts the ability of the Stockholders to transfer such shares, as more fully described in Item 4 of this Statement and in the Voting Agreement.

To the knowledge of the Reporting Person, the Stockholders collectively own 2,027,893 shares of Common Stock. Accordingly, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 2,027,893 shares of Common Stock, which would represent approximately 20.5% of the issued and outstanding shares of Common Stock, based on 9,894,103 shares of Common Stock reported outstanding as of September 15, 2017, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2017, filed with the SEC on September 20, 2017. However, such percentage and number of shares of Common Stock may change at or prior to the time of the applicable vote.

Except as described in Item 4 of this Schedule and in the Voting Agreement, the Reporting Person is not entitled to any rights as a stockholder of the Issuer. The Reporting Person disclaims any beneficial ownership of the shares of Common Stock covered by the Voting Agreement, and nothing herein shall be deemed to be an admission by the Reporting Person as to the beneficial ownership of such shares.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission by the Reporting Person or any other person that he, she or it is a member of a “group” for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and membership in a “group” is hereby expressly disclaimed.

Other than the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person by virtue of the Voting Agreement, the Reporting Person does not beneficially own any shares of Common Stock. Other than the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person by virtue of the Voting Agreement, to the Reporting Person’s knowledge, no shares of Common Stock are beneficially owned by any of the persons identified in Schedule A hereto.

(c)                Except as described in this Schedule, no transactions with respect to the Common Stock have been effected by the Reporting Person or, to the knowledge of the Reporting Person, by any of the persons identified in Schedule A hereto, during the past 60 days.

(d)               To the knowledge of the Reporting Person, no persons other than the Stockholders have the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to the Voting Agreement.

(e)	Not applicable.

CUSIP No. 206710402	Page 6 of 8 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

The Reporting Person does not have, and, to the knowledge of the Reporting Person, the persons identified in Schedule A hereto do not have, any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to the securities of the Issuer other than the Purchase Agreement and the Voting Agreement.

The descriptions of the Purchase Agreement and the Voting Agreement in Item 4 of this Schedule are incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1	Asset Purchase Agreement, dated October 13, 2017, by and among Vecima Networks Inc. and Concurrent Computer Corporation.

Exhibit 99.2	Voting and Support Agreement, dated as of October 13, 2017, by and among Vecima Networks Inc., JDS1, LLC, Wayne Barr, Derek Elder, Robert Pons, Warren Sutherland and Dilip Singh.

CUSIP No. 206710402	Page 7 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2017

VECIMA NETWORKS INC.

By: “Peter Torn”

Name: Peter Torn

Title: General Counsel and Corporate Secretary

CUSIP No. 206710402	Page 8 of 8 Pages

SCHEDULE A

Directors and Executive Officers of Vecima Networks Inc. (“Vecima”)

The following tables set forth the name, country of citizenship and present principal occupation of each director and executive officer of Vecima. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Vecima. Unless otherwise indicated below, the business address of each director and executive officer is: c/o Vecima Networks Inc., 771 Vanalman Avenue, Victoria, British Columbia, Canada V8Z 3B8.

I.	Directors

Name	Country of Citizenship	Present Principal Occupation
Surinder Kumar	Canada	Chairman Former Chief Executive Officer
Sumit Kumar	Canada	Chief Executive Officer and President
Danial Faizullabhoy	USA	Chief Executive Officer, Cypherpath Inc.
T. Kent Elliot	Canada	Retired Former Interim Chief Executive Officer, Forescout

II.	Executive Officers

Name	Country of Citizenship	Present Principal Occupation
Sumit Kumar	Canada	Chief Executive Officer and President
John Hanna	Canada	Chief Financial Officer
Mark Briggs	Canada	Senior Vice President, Cable Sales
Dean Rockwell	Canada	Senior Vice President, Corporate Development
Mark DePietro	USA	Senior Vice President, Marketing